Exhibit 99.4

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

SEPARATE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
JUNE 30, 2010
(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Ltd.
Separate condensed interim financial information as at June 30, 2010 (unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Special review report to the Shareholders of “Bezeq” The Israel Telecommunication Corp. Limited, on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction
We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” The Israel Telecommunication Corp. Limited (hereinafter – the Company), as at June 30, 2010 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Company of which the exposure cannot yet be assessed or calculated, as described in Note 4.

Somekh Chaikin
Certified Public Accountants (Isr.)

August 2, 2010

Condensed interim information on financial position

	June 30, 2010	June 30, 2009		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	6	268		360
Investments, including derivatives	191	12		10
Trade receivables	865	867		845
Receivables	134	89		555
Inventory	9	15		9
Current tax assets	-	2		-
Assets held for sale	38	64		40

Total current assets	1,243	1,317		1,819

Investments, including derivatives	96	106		100
Trade and other receivables	96	60		102
Property, plant and equipment	3,888	3,762	*	3,771	*
Intangible assets	221	147		193
Investments in investees	6,828	5,049		6,566
Deferred tax assets	327	448		383

Total non-current assets	11,456	9,572		11,115

Total assets	12,699	10,889		12,934

Bezeq The Israel Telecommunication Corporation Ltd.

	June 30, 2010	June 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	1,163	662	685
Trade payables	228	298	263
Other payables, including derivatives	433	421	537
Loans from subsidiaries	201	-	250
Current tax liabilities	80	-	86
Deferred income	18	21	19
Provisions (Note 4)	270	262	279
Employee benefits	414	301	469

Total current liabilities	2,807	1,965	2,588

Debentures	2,340	3,098	3,166
Bank loans	1,900	400	383
Employee benefits	248	222	247
Deferred income and others	4	6	6

Total non-current liabilities	4,492	3,726	3,802

Total liabilities	7,299	5,691	6,390

Equity
Share capital	6,203	6,172	6,187
Share premium	345	203	275
Reserves	538	631	595
Retained earnings (deficit)	(1,686)	(1,808)	(513)

Total equity	5,400	5,198	6,544

Total equity and liabilities	12,699	10,889	12,934

Shlomo Rodav	Avi Gabbay	Alan Gelman
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 2, 2010

*  Retrospective application by restatement, see Note 3 to the condensed consolidated interim financial statements as at June 30, 2010

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue (Note 2)	2,611	2,644	1,307	1,318	5,303

Costs and expenses
Depreciation and amortization	341	416	171	205	794
Salaries	527	542	250	264	1,094

General and operating expenses (Note 3)	788	831	396	411	1,690

Other operating expenses (income), net	(38)	(16)	(13)	4	202

	1,618	1,773	804	884	3,780

Operating profit	993	871	503	434	1,523

Finance income
Finance income	78	145	50	87	310
Finance expenses	(106)	(120)	(79)	(83)	(295)

Finance income (expenses), net	(28)	25	(29)	4	15

Profit after finance income, net	965	896	474	438	1,538

Share in profits of investees	571	497	289	225	958

Profit before income tax	1,536	1,393	763	663	2,496

Income tax	256	244	125	122	431

Profit after income tax	1,280	1,149	638	541	2,065

Profit from deconsolidation of a subsidiary	-	-	-	-	1,538

Profit for the period	1,280	1,149	638	541	3,603

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on comprehensive income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Profit for the period	1,280	1,149	638	541	3,603

Other comprehensive income (loss) for the period, net of tax	-	1	1	(2)	(11)

Total comprehensive income for the period	1,280	1,150	639	539	3,592

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on cash flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flows from operating activities
Profit for the year	1,280	1,149	638	541	3,603
Adjustments:
Depreciation	304	363 *	153	183 *	715 *
Amortization of intangible assets	37	53	18	22	79
Profit from deconsolidation of a subsidiary	-	-	-	-	(1,538)
Share in profits of equity-accounted investees	(571)	(497)	(289)	(225)	(958)
Finance expenses, net	12	(22)	16	(1)	(44)
Capital gain, net	(29)	(20)	(2)	-	(64)
Share-based payments	6	13	2	6	25
Income tax expenses	256	244	125	122	431

Change in inventory	-	(5)	2	(5)	1
Change in trade receivables	(12)	20	2	(12)	(20)
Change in other receivables	(23)	9	29	67	46
Change in other payables	(38)	(29)	(37)	(140)	20
Change in trade payables	(37)	18	5	(44)	(19)
Change in provisions	(9)	9	(5)	7	25
Change in employee benefits	(55)	(73)	(28)	(16)	118
Net cash from (used for) operating activities for transactions with investees	(6)	(13)	3	(7)	2

Income tax paid, net	(199)	(176)	(109)	(90)	(202)

Net cash flows from operating activities	916	1,043	523	408	2,220

Cash flows from investment activities
Investment in intangible assets	(65)	(61)	(32)	(39)	(133)
Proceeds from sale of property, plant and equipment	41	58	26	9	86
Change in current investments, net	-	6	-	-	6
Purchase of property, plant and equipment	(420)	(368)	(215)	(152)	(720)
Proceeds from disposal of investments and long-term loans	4	40	3	35	46
Interest received	6	10	6	7	25

Net cash flows from investment for transactions with investees	634	430	214	30	578
Net cash flows from (used for) investment activities	200	115	2	(110)	(112)

*	Retrospective application by restatement, see Note 3 to the condensed consolidated interim financial statements as at June 30, 2010

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Interim Statements of Cash Flows (Contd.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow from finance activities

Bank loans received	1,900	400	1,900	-	400
Repayment of bank loans	(400)	-	(400)	-	-
Short-term borrowing, net	226	-	226	-	-
Repayment of debentures	(558)	(547)	(416)	(403)	(556)
Dividend paid	(2,453)	(792)	(2,453)	(792)	(1,941)
Interest paid	(153)	(152)	(142)	(152)	(167)
Proceeds for derivatives, net	-	11	-	21	44
Proceeds from exercise of options into shares	18	97	3	61	129

Net cash from (used for) finance activities for transactions with investees	(50)	-	200	-	250

Net cash from (used for) finance activities	(1,470)	(983)	(1,082)	(1,265)	(1,841)

Increase (decrease) in cash flow and cash equivalents	(354)	175	(557)	(967)	267
Cash and cash equivalents at beginning of period	360	93	563	1,235	93

Cash and cash equivalents at end of period	6	268	6	268	360

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate condensed interim financial information as at June 30, 2010

NOTE 1 – METHOD FOR PREPARING THE FINANCIAL INFORMATION

A.
Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Ltd.

“Associate”, "the Group”, “Investee”, “Interested Party”: as defined in the consolidated financial statements of the Company for 2009

B.
Main points of the method for preparing of the financial information

The separate interim financial information is stated in accordance with Article 38(D) of the Securities Regulations (Periodic and Interim Reports), 5730-1970 and does not include the information required under the provisions of Article 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Interim Reports), 5730-1970 in respect of separate financial information of the corporation. The report should be read together with the separate financial information as at December 31, 2009 and for the year then ended and together with the condensed consolidated interim statements as at June 30, 2010 (“the consolidated reports”).

NOTE 2 – REVENUE

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Telephony	1,580	1,667	795	828	3,333
Internet	471	417	235	210	863
Transmission and data communications	444	420	221	213	851
Other services	116	140	56	67	256

	2,611	2,644	1,307	1,318	5,303

NOTE 3 – OPERATING AND GENERAL EXPENSES

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	401	410	211	206	823
General expenses	116	110	56	51	266
Materials and spare parts	39	41	16	19	80
Building maintenance	119	132	58	68	278
Services and maintenance by sub-contractors	39	48	18	23	96
Vehicle maintenance expenses	48	47	25	22	96
Royalties to the State of Israel	16	25	8	13	18
Collection fees and sundry	10	18	4	9	33

	788	831	396	411	1,690

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate condensed interim financial information as at June 30, 2010

NOTE 4 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed or are pending against the Company (“hereinafter in this section: “claims”).

The financial statements of the Company include provisions of NIS 270 million for the claims.

The additional exposure beyond these provisions for the claims amounts to approximately NIS 3 billion.

In addition, subsequent to the reporting date, another two claims were filed against the company, together with application for certification as class actions, which at this stage cannot be assessed. The plaintiff estimates the first claim at "tens of millions of shekels" and the second claim is estimated at NIS 250 million.

There are other claims for which the Company has additional exposure beyond the aforesaid, as the exact amount of the claim is not stated in the claim.

For further information about contingent liabilities, see Note 6 to the consolidated financial statements - Contingent Liabilities.

NOTE 5 - SUBSTANTIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES

         A.      Loans

1)
On March 21, 2010, the Company provided a loan of NIS 45 million to Bezeq International Ltd. ("Bezeq International"), subject to the terms of the framework loan agreement between the companies. The loan, which bears annual interest of 4% and is linked to the CPI, will be repaid in four equal monthly payments (principal and interest), commencing on June 1, 2010.

2)
On May 31, 2010, the Company took out a loan of NIS 90 million from Pelephone Communications Ltd. (“Pelephone”), subject to the terms of the framework loan agreement between the companies. The loan, which bears annual interest of 4% and is linked to the CPI, will be repaid on January 6, 2011.

In addition, on June 15, 2010, Pelephone provided the Company with another loan of NIS 110 million. The loan, which is linked to the CPI and bears annual interest of 4%, was repayable on July 6, 2010. Pursuant to the aforesaid terms, the loan was repaid on July 6, 2010.

3)	In respect of the loan provided by the Company to Bezeq Online Ltd. (“Bezeq Online”), after repayment of NIS 2.5 million on June 30, 2010, the balance of the loan amounted to NIS 8 million.

        B.       Dividends

                  On May 2, 2010, the Company received a dividend of NIS 200 million from Pelephone.

NOTE 6 – SUBSEQUENT EVENTS

A.	On August 1, 2010, the board of directors of Pelephone approved the distribution of a dividend amounting to NIS 210 million.

B.
On August 1, 2010, the board of directors of Bezeq International approved the distribution of a dividend of NIS 196 million (this distribution is subject to the acquisition of Walla shares by Bezeq International and their sale to the Company as set out in Note 13 (D) to the consolidated financial statements).